UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On June 13, 2022, Genenta Science S.pA. held its Ordinary and Extraordinary Shareholders Meeting in virtual meeting format. At the Ordinary and Extraordinary Shareholders Meeting, the Company’s shareholders: (1) approved the financial statements for the Company for the financial year ending December 31, 2021; (2) ratified the appointment of Dr. Mark A. Sirgo as a director and Chairman of the Board of Directors of the Company; and (3) approved the amendment of the Company’s bylaws to provide an exclusive federal forum in the United States federal courts in New York for lawsuits relating to the United States federal securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Richard B. Slansky
Name:	Richard B. Slansky
Title:	Chief Financial Officer

Dated: June 14, 2022